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                                                                    Exhibit 99.1


        EXTENSION OF LICENSE AGREEMENT TO UNITED THERAPEUTICS CORPORATION

EDMONTON, ALBERTA, CANADA, AUGUST 11, 2003 - ALTAREX CORP. (TSX: AXO, OTC:
ALXFF) (the "Corporation") is pleased to announce that it has entered into an agreement with its major strategic partner, United Therapeutics Corporation ("United"), to expand the territory granted to United under the existing Exclusive License Agreement to include Germany. The extension of the license offers United entry into European market. United's existing license covers all countries with the exception of countries of the European Union and certain other countries covered by AltaRex's previous agreements with Dompe Farmaceutici S.p.A, Genesis Pharma and Medison Pharma.

United has made an initial payment and has agreed on milestone payments in consideration for this license of rights to Germany. It has also agreed to the same royalty payment structure on sales of products in Germany, as has already been agreed with respect to the United States and other countries, as provided for in the Exclusive License Agreement. The Exclusive License Agreement grants the right to United to sublicense, develop, make, have made, use, import, market, provide, sell and have sold certain of AltaRex's products including OvaRex, BrevaRex, ProstaRex and GivaRex among others.

AltaRex will continue to work with Dompe, Genesis and Medison for Italy, Spain, Portugal, Switzerland, Austria, Ukraine, Hungary, Poland, Greece, Turkey, Romania, Bulgaria, Egypt and the Middle East among others.

Dr. Antoine Noujaim, President and Chief Executive Officer commented, "I am very pleased to have further synchronized global manufacturing and marketing efforts for the Corporation's products with United, our major strategic partner. AltaRex intends to continue collaborating with United on future development of licensed products."

Dr. Martine Rothblatt, Chairman and Chief Executive Officer of United, said, "I am pleased that United Therapeutics is able to expand its territory for these promising cancer therapies to include Europe's largest market."

AltaRex Corp. is focused on the research, development and commercialization of foreign antibodies that modulate the immune system for the treatment of certain cancers and other diseases where there exists any unmet medical need. Additional information about AltaRex Corp. can be found on the Corporation's website at www.altarex.com.

United Therapeutics is a biotechnology company focused on combating chronic and life-threatening cardiovascular, infectious and oncological diseases with unique therapeutic products.